SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               Ilex Oncology, Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)
                                   0004519231
                                 --------------
                                 (CUSIP Number)

                                 Eileen McCarthy
                       One Post Office Square, Suite 3800
                                Boston, MA 02109
                                 (617) 482-8020
                       ----------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 16, 1999
                       -----------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box :.

       Check the following box if a fee is being paid with this statement :. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 41 pages

CUSIP No. 0002078541                                              13D                            Page 2 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          1,194,600
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        -0-


                                                                       (9)      Sole Dispositive Power     1,194,600


                                                                       (10)     Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IA
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 2 of 41 pages

CUSIP No. 0002078541                                            13D                            Page 3 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Partners, L.P.
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          742,547
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        -0-


                                                                       (9)      Sole Dispositive Power     742,547


                                                                       (10)     Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  742,547
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  4.5%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 3 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 4 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Embarcadero BioPharma, LLC
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       California
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          27,988
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        -0-


                                                                       (9)      Sole Dispositive Power     27,988


                                                                       (10)     Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  27,988
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .2%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 4 of 41 pages

CUSIP No. 0002078541                                            13D                            Page 5 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Ilex Chase Partners (Alta Bio), LLC
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          424,065
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        -0-


                                                                       (9)      Sole Dispositive Power     424,065


                                                                       (10)     Shared Dispositive Power   -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  424,065
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  2.6%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 5 of 41 pages

CUSIP No. 0002078541                                            13D                            Page 6 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          742,547
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        452,053


                                                                       (9)      Sole Dispositive Power     742,547


                                                                       (10)     Shared Dispositive Power   452,053


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 6 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 7 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta/Chase BioPharma Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          424,065
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        770,535


                                                                       (9)      Sole Dispositive Power     424,065


                                                                       (10)     Shared Dispositive Power   770,535


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 7 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 8 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Jean Deleage
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        1,194,600


                                                                       (9)      Sole Dispositive Power     -0-


                                                                       (10)     Shared Dispositive Power   1,194,600


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 8 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 9 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Garrett Gruener
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        1,194,600


                                                                       (9)      Sole Dispositive Power     -0-


                                                                       (10)     Shared Dispositive Power   1,194,600


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 9 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 10 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        1,194,600


                                                                       (9)      Sole Dispositive Power     -0-


                                                                       (10)     Shared Dispositive Power   1,194,600


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 10 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 11 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alix Marduel
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        1,194,600


                                                                       (9)      Sole Dispositive Power     -0-


                                                                       (10)     Shared Dispositive Power   1,194,600


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 11 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 12 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Guy Nohra
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        1,194,600


                                                                       (9)      Sole Dispositive Power     -0-


                                                                       (10)     Shared Dispositive Power   1,194,600


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 12 of 41 pages

CUSIP No. 0002078541                                             13D                            Page 13 of 41 Pages
------------------------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Marino Polestra
------------------------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a) :
                                                                                        (b) X
------------------------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
------------------------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

------------------------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                       (7)      Sole Voting Power          -0-
Beneficially Owned
By Each Reporting
Person With                                                            (8)      Shared Voting Power        1,194,600


                                                                       (9)      Sole Dispositive Power     -0-


                                                                       (10)     Shared Dispositive Power   1,194,600


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,194,600
------------------------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

------------------------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  7.3%
------------------------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTION BEFORE FILLING OUT!

                                                         Page 13 of 41 pages

Item 1.  Security and Issuer.

         This Statement on Schedule D relates to the Common Stock, $0.001 par value per share (the "Shares"), of Ilex Oncology, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11550 IH-10 West Suite 300, San Antonio, Texas 78245.


Item 2.  Identity and Background.

         (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma, LLC, a California limited liability company ("Embarcadero LLC"), and Ilex Chase Partners (Alta Bio), LLC, a Delaware LLC ("Ilex Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of Ilex Chase Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Ilex Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners (the "Partners"). By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

         (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Ilex Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

         (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Ilex Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Ilex Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

         (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                               Page 14 of 41 pages

         (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Ilex Alta Bio is a Delaware liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Managing Directors is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by Alta BioPharma to acquire the 742,547 shares of Common Stock reported in Item 5(a) was $6,215,859, the total amount of funds required by Embarcadero LLC to acquire the 27,988 shares of Common Stock reported in Item 5(a) was $234,289 and the total amount of funds required by Ilex Alta Bio to acquire the 424,065 shares of Common Stock reported in Item 5(a) was $3,549,852. Such funds were provided by each entities' capital available for investment.


Item 4.  Purpose of Transaction.

         Alta BioPharma, Embarcadero LLC, and Ilex Alta Bio acquired the Common Stock reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

         On July 16, 1999, Alta BioPharma, Embarcadero LLC and Ilex Alta Bio entered into a Common Stock Purchase Agreement (the "Common Stock" Purchase Agreement") with the Company pursuant to which Alta BioPharma, Embarcadero LLC and Ilex Alta Bio acquired, for an aggregate purchase price of $10,000,000, a total of 1,194,600 Shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Alta BioPharma is the direct beneficial owner of 742,547 shares of Common Stock or approximately 4.5% of the shares deemed outstanding by the Company (16,368,879) as of July 16, 1999. Ilex Alta Bio is the direct beneficial owner of 424,065 shares of Common Stock or approximately 2.6% of the shares deemed outstanding by the Company (16,368,879) as of July 16, 1999. Embarcadero LLC is the direct beneficial owner of 27,988 shares of Common Stock or approximately .2% of the shares deemed outstanding by the Company (16,368,879) as of July 16, 1999.

         (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

         (c) On July 16, 1999 Alta BioPharma, Ilex Alta Bio, and Embarcadero LLC acquired the Shares described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $6,215,859, $3,549,852 and $234,289, respectively.

Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

                               Page 15 of 41 pages

         (d) Alta BioPharma, Ilex Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Common Stock held by it. By virtue of the relationships reported in Item 2 of this Statement. Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by each entity.

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Ilex Oncology Inc. Stock Purchase Agreement dated July 16, 1999 is hereby incorporated in its entirety by this reference.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Joint Filing Statement

         Exhibit B: Ilex Oncology Inc. Stock Purchase Agreement dated July 16, 1999.

         Exhibit C: Alta BioPharma Partners Limited Partnership Management Rights Agreement dated July 16, 1999.

                               Page 16 of 41 pages

Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 26, 1999

Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/ Eileen McCarthy                         By:  Alta BioPharma Management, LLC
     --------------------------------------------                  Its General Partner
     Eileen McCarthy, Vice President


Alta BioPharma Management, LLC                                By:             /s/ Eileen McCarthy
                                                                   --------------------------------------------
                                                                   Eileen McCarthy, Member

By:               /s/ Eileen McCarthy                         Ilex Chase Partners (Alta Bio), LLC
     --------------------------------------------
     Eileen McCarthy, Member
                                                              By:  Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                               Its Managing Member

By:               /s/ Eileen McCarthy                         By:             /s/ Eileen McCarthy
     --------------------------------------------                  --------------------------------------------
     Eileen McCarthy, Member                                       Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:               /s/ Eileen McCarthy
     --------------------------------------------
     Eileen McCarthy, Member


     /s/ Jean Deleage                                              /s/ Guy Nohra
------------------------------------                          ------------------------------------
Jean Deleage                                                  Guy Nohra

     /s/ Garrett Gruener                                           /s/ Marino Polestra
------------------------------------                          ------------------------------------
Garrett Gruener                                               Marino Polestra

     /s/ Daniel Janney                                             /s/ Alix Marduel
------------------------------------                          ------------------------------------
Daniel Janney                                                 Alix Marduel


                                        Page 17 of 41 pages

                                            EXHIBIT A

                                     Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.


Date:  July 26, 1999

Alta Partners                                                 Alta BioPharma Partners, L.P.

By:               /s/ Eileen McCarthy                         By:  Alta BioPharma Management, LLC
     --------------------------------------------                  Its General Partner
     Eileen McCarthy, Vice President


Alta BioPharma Management, LLC                                By:             /s/ Eileen McCarthy
                                                                   --------------------------------------------
                                                                   Eileen McCarthy, Member

By:               /s/ Eileen McCarthy                         Ilex Chase Partners (Alta Bio), LLC
     --------------------------------------------
     Eileen McCarthy, Member
                                                              By:  Alta/Chase BioPharma Management, LLC
Alta/Chase BioPharma Management, LLC                               Its Managing Member

By:               /s/ Eileen McCarthy                         By:             /s/ Eileen McCarthy
     --------------------------------------------                  --------------------------------------------
     Eileen McCarthy, Member                                       Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:               /s/ Eileen McCarthy
     --------------------------------------------
     Eileen McCarthy, Member


     /s/ Jean Deleage                                              /s/ Guy Nohra
------------------------------------                          ------------------------------------
Jean Deleage                                                  Guy Nohra

     /s/ Garrett Gruener                                           /s/ Marino Polestra
------------------------------------                          ------------------------------------
Garrett Gruener                                               Marino Polestra

     /s/ Daniel Janney                                             /s/ Alix Marduel
------------------------------------                          ------------------------------------
Daniel Janney                                                 Alix Marduel


                                        Page 18 of 41 pages

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT ("Agreement") is entered into as of the 16th day of July, 1999, by and between ILEX Oncology, Inc., a Delaware corporation, (the "Company"), and each of the Investors listed on the Schedule of Investors attached hereto as Schedule A (collectively, the "Investors" and individually, each an "Investor").


                                    ARTICLE I
                           PURCHASE AND SALE OF SHARES

         1.1 Purchase and Sale. Subject to the terms and conditions hereof, the Investors agree to purchase from the Company, and the Company agrees to issue and sell to the Investors, an aggregate number of shares of the Company's common stock, $.01 par value, equal to the quotient obtained by dividing (x) $20,000,000 by (y) 85% of the Market Price (the "Shares") for an aggregate purchase price of twenty million dollars ($20,000,000) (the "Purchase Price"). The number of Shares to be sold by the Company to each Investor and the aggregate consideration to be received by the Company from each Investor is set forth opposite Investor's name on the Schedule of Investors attached hereto. "Market Price" shall mean the average of the closing bid and asked prices of a share of Common Stock for the 30 consecutive trading days immediately prior to the Closing Date.

         1.2 The Closing. The closing ("Closing") of the purchase and sale of the Shares shall take place in such manner as the parties may mutually agree. The date of the Closing is hereinafter referred to as the "Closing Date." At the Closing, the Company shall deliver stock certificates representing the Shares in such denomination and registered in the name of each Investor as set forth on the Schedule of Investors upon delivery to the Company by each Investor of the aggregate amount of the purchase price of the Shares to be purchased by such Investor as set forth on the Schedule of Investors in United States dollars in immediately available funds by wire transfer to an account designated prior to the Closing Date in writing by the Company for such purpose.


                                   ARTICLE II
                         REPRESENTATIONS OF THE COMPANY


         The Company represents and warrants to the Investors as follows:

         2.1 Organization, Good Standing and Qualification. The Company: (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as it is presently being conducted and as proposed to be conducted; and
(c) is qualified and is in good standing as a foreign  corporation  in all other

                               Page 19 of 41 pages
jurisdictions in which the failure so to qualify would have a material adverse effect on its business or properties.

         2.2 Capitalization. Immediately prior to the Closing, the authorized capital of the Company consists of 60,000,000 shares of Common Stock, of which 12,979,678 shares were issued and outstanding on July 15, 1999, all of which have been validly issued, and are fully paid and non-assessable, and 20,000,000 shares of Preferred Stock, none of which were issued and outstanding on the date hereof.

         2.3 Authorization. All corporate action on the part of the Company and its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, issuance and delivery of the Shares has been taken or will be taken on or prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company.

         2.4 Valid Issuance of Shares. When issued in accordance with the terms of this Agreement, the Shares shall be duly and validly authorized and issued (including, without limitation, issued in compliance with applicable federal and state securities laws), fully paid and non-assessable and not subject to any preemptive rights, liens, claims or encumbrances, or other restriction on transfer. Furthermore, the certificates representing the Shares will be in due and proper form and have been duly and validly executed by the officers of the Company named thereon.

         2.5 Governmental Consents. All consents, approvals, orders, authorizations, registrations, qualifications, designations, declarations or filings of or with any federal, state or local governmental authority on the part of the Company required in connection with the consummation of the transactions contemplated herein have been or shall be obtained prior to the Closing and shall be effective as of the Closing.

         2.6 Litigation. There are no actions, suits, proceedings or investigations pending or, to the best of the Company's knowledge and belief, any basis therefor or threat thereof, against or affecting the Company which question the validity of this Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated hereby, or which might result, either individually or in the aggregate, in any material adverse change in the business, prospects, conditions, affairs or operations of the Company or in any of the properties or assets, or in any material impairment of the right or ability of the Company to carry on its business as now conducted or as proposed to be conducted. The foregoing includes, without limitation, actions pending or threatened (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, use in connection with the Company's business of any information or techniques allegedly proprietary to any former employers of the Company's employees, or obligations of the Company's employees under any agreements with their prior employers. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

                               Page 20 of 41 pages

         2.7 No Conflict With Other Instruments. The Company is not in violation or default of any provisions of its Amended and Restated Certificate of Incorporation or Bylaws, as amended, or of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or, to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, which violation or default would be materially adverse to the Company. The execution, delivery and performance of this Agreement will not result in any violation of, be in conflict with, or constitute a default under, with or without the passage of time or the giving of notice: (a) any provision of the Company's Certificate of Incorporation or Bylaws; (b) any provision of any judgment, decree or order to which the Company is a party or by which it is bound; (c) any material contract, obligation or commitment to which the Company is a party or by which it is bound; or (d) to the Company's knowledge, any statute, rule or governmental regulation applicable to the Company.

         2.8 Securities and Financial Statement Matters. Company has duly filed in a timely manner (without any permitted extension) all reports (the "SEC Reports") required to be filed by Company with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "1934 Act"). The SEC Reports (including, in each case, without limiting the generality thereof, the audited and unaudited financial statements of Company included therein) when filed contained all statements required to be stated therein in accordance with the 1934 Act and did not contain any untrue statement of material fact or omit to state a material fact necessary to make any of the statements contained therein not misleading in light of the circumstances under which they were made and otherwise complied in all material respects with the applicable requirements of the 1934 Act. The consolidated financial statements included in the SEC Reports comply as to form with the requirements of Regulation S-X, as promulgated by the SEC under the Securities Act of 1933, as amended (the "1933 Act"), and are derived from the applicable books and records of Company, have been prepared in conformity with generally accepted accounting principles (as required by Regulation S-X) and present fairly the financial condition, results of operations, changes in security holders' equity and cash flows of Company on a consolidated basis, as at the close of business, or for the period ended, on the date of each of such financial statements.

         2.9 Absence of Certain Changes or Events. Except as disclosed in the financial statements referred to in Section 2.8, the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and the Company's Quarterly
Report on Form 10-Q for the quarter ended March 31, 1999, or as otherwise disclosed in Section 2.9 of the Disclosure Schedule attached hereto, since March 31, 1999, neither Company nor any of its subsidiaries or affiliates has incurred any liabilities or obligations, direct or contingent, or entered into any transactions, not in the ordinary course of business, that are material to Company and its subsidiaries and affiliates, taken as a whole, and there has not been (i) any material change in the capital stock of the Company or its subsidiaries that would have a Material Adverse Effect (as defined below) or
(ii) any event, change or occurrence which individually or in the aggregate might (x) have a material adverse effect on the condition (financial or other), assets, business, or results of operations of Company, taken as a whole, (y) materially adversely affect Company's ability to consummate any of the transactions contemplated hereby or to perform its obligations under this Agreement or (each of (x) and (y) being referred to herein, individually or in the aggregate as a

                               Page 21 of 41 pages

"Material Adverse Effect"). No event has occurred since March
31, 1999, with respect to which Company would be required to file a Current Report on Form 8-K under the 1934 Act.

         2.10 Corporate Documents. The Amended and Restated Certificate of Incorporation and Bylaws, as amended, of the Company are in the form previously provided to each Investor.

         2.11 Registration Rights. Except as provided in Section 2.11 of the Disclosure Schedule, the Company is under no contractual obligation to register (now or in the future, whether contingent or not) under the 1933 Act any of its presently outstanding securities or any of its securities that may subsequently be issued.

         2.12 Brokers and Finders. The Company has not retained any investment banker, broker, finder, consultant or intermediary and is not obligated to any such person for any fee, in connection with the transactions contemplated by this Agreement.

         2.13 SEC Documents. The Company has provided to each Investor its Annual Report on Form 10-K for the year ended December 31, 1998, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and its proxy statement with respect to the Annual Meeting of Stockholders held on May 26, 1999.

         2.14 Investment Company Act. The Company is not an "investment company" or a company controlled by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

         2.15 Compliance with Law. The business of the Company is not being conducted in violation of any material law, ordinance or regulation of any governmental entity (including, without limitation, those relating to environmental protection and occupational safety and health practices). All material governmental approvals, permits and licenses required to conduct the current business of the Company have been obtained and are in full force and effect and are being complied with in all material respects.

         2.16 Form S-3. The Company is a registrant qualified and entitled to use a registration statement on Form S-3.


                                   ARTICLE III
                        REPRESENTATIONS OF EACH INVESTOR

         Each Investor represents and warrants to the Company as follows:

         3.1 Authorization. The Investor has full power and authority to enter into this Agreement. This Agreement constitutes a valid and legally binding obligation of each Investor.

         3.2 Brokers and Finders. No Investor has retained any investment banker, broker, finder, consultant or intermediary and is not obligated to any such person for any fee, in connection with the transactions contemplated by this Agreement.

                               Page 22 of 41 pages

                                   ARTICLE IV
                                 SECURITIES LAWS


         4.1 Securities Laws Representations and Covenants of the Investors. Each Investor represents, warrants and covenants to the Company as follows:

         (a) Purchase Entirely for Own Account. The Shares are being acquired for investment for each Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and no Investor has any present intention of selling, granting any participation in, or otherwise distributing the same. No Investor has any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of the Shares. No Investor was organized solely for the purpose of acquiring the Shares.

         (b) Disclosure of Information. Each Investor believes it has received all information it considers necessary or appropriate for deciding whether to purchase the Shares. Each Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares.

         (c) Investment Experience. Each Investor has previously invested in companies in the development stage, can bear the economic risks of the investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in the Shares.

         (d) Accredited Investor. Each Investor is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, of the SEC under the 1933 Act.

         (e) Restricted Securities. Each Investor understands that the Shares it is purchasing pursuant to this Agreement are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations the Shares may be resold without registration under the 1933 Act only in certain limited circumstances. In this connection, each Investor is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the 1933 Act.

         (f) Disposition of Shares. No Investor will dispose of any of the Shares (other than pursuant to SEC Rules 144 or 144A or any similar or analogous rule or rules) unless and until (i) such Investor shall have notified the Company of the proposed disposition and the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, such Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory in form and substance to the Company to the effect that such disposition will not require registration under the 1933 Act; or (ii) there is in effect a registration statement under the 1933 Act covering the proposed disposition and the proposed disposition is made in accordance with such registration statement.

                               Page 23 of 41 pages

         4.2 Legends. The certificates evidencing the Shares may bear the restrictive legend set forth below:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS. NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL FOR THE HOLDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COUNSEL FOR THIS CORPORATION, IS AVAILABLE.


                                    ARTICLE V
             CONDITIONS OF THE INVESTORS' OBLIGATIONS AT THE CLOSING

         The obligations of the Investors under this Agreement to purchase the Shares from the Company are subject to the fulfillment on or before the Closing of each of the following conditions, any of which may be waived in writing by the Investors:

         5.1 Representations and Warranties. The representations and warranties of the Company contained in Article II of this Agreement shall be true on and as of the Closing with the same effect as though such representation and warranties had been made on and as of the Closing.

         5.2 Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

         5.3 Compliance Certificate. The Company shall have delivered to the Investors a certificate dated as of the Closing, executed by an executive officer of the Company and in a form reasonably acceptable to the Investor, certifying that the conditions set forth in Sections 5.1 and 5.2 have been satisfied and that there has been no material adverse change in the assets, properties, prospects, condition, affairs, operations or business of the Company, as now conducted or as proposed to be conducted, since the date of this Agreement.

         5.4 Proceedings and Documents. All corporate and other proceedings taken by the Company in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investors, and the Investors shall have received all such documents as it may have reasonably requested.

         5.5 Acquisition of Convergence. The Company shall have completed the acquisition of Convergence Pharmaceuticals, Inc.

                               Page 24 of 41 pages

         5.6 Opinion of Counsel. The Investors shall have received an opinion from the Company's counsel, dated as of the Closing and in a form and substance reasonably acceptable to the Investors, to the effect that:

         (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company has the requisite corporate power and authority to own its properties and to conduct its business;

         (b) The Company has the corporate power and authority to execute, deliver and perform its obligations under the terms of the Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except (i) as the enforceability thereof may be limited by bankruptcy, insolvency or other laws relating to or affecting creditors' rights generally, (ii) as rights to indemnity and contribution may be limited under applicable law or by principles of public policy and (iii) as such enforceability may be limited or affected by general principles of equity, whether applied by a court of law or equity;

         (c) The execution, delivery and performance by the Company with the terms of this Agreement do not violate any provision of the Company's Certificate of Incorporation or By-laws and, to such counsel's knowledge, do not conflict with or constitute a default under the provisions of any judgment, writ, decree or order known to such counsel or any material agreement to which the Company is a party or by which it is bound and which is filed as an exhibit to, or incorporated by reference in, the Company's Form 10-K for the fiscal year ended December 31, 1998, and the Company's Form 10-Q for the quarter ended March 31, 1999;

         (d) All consents, approvals, orders or authorizations of, and all qualifications, registrations, designations, declarations, or filings with, any federal, Delaware or Texas governmental authority required to be made prior to the Closing in connection with the consummation of the transactions contemplated by this Agreement have been made or obtained, and are effective, and such counsel is not aware of any proceedings, or threat thereof, which question the validity thereof;

         (e) Based in part upon the representations of the Investors set forth in this Agreement, the offer and sale of the Shares pursuant to the terms of this Agreement are exempt from the registration requirements of Section 5 of the Securities Act;

         (f) To such counsel's knowledge, there is no action, proceeding or investigation pending or threatened against the Company, which questions the validity of this Agreement, or any action be taken by the Company pursuant to or in connection with the Agreement;

         (g) The Shares have been duly authorized and, when issued in compliance with this Agreement, will be fully paid and non-assessable and will be free of any liens or encumbrances created by the Company; and

                               Page 25 of 41 pages

         (h) There are no preemptive rights with respect to the issuance and sale of the Shares and there are no restrictions on transfer of the Shares other than those arising under federal and state securities laws.

         5.7 SBA Sideletter. The Company shall have executed the letter agreement between the Company, Chase Venture Capital Associates, L.P. and ILEX Chase Partners (Alto Bio), LLC attached hereto as Exhibit 5.7 regarding small business matters (the "Small Business Sideletter").

                                   ARTICLE VI
             CONDITIONS OF THE COMPANY'S OBLIGATIONS AT THE CLOSING

         The obligations of the Company under this Agreement to issue and sell the Shares to the Investor are subject to the fulfillment on or before the Closing of each of the following conditions, any of which may be waived in writing by the Company:

         6.1 Representations and Warranties. The representation and warranties of each Investor contained in Article III and Article IV of this Agreement shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

         6.2 Payment of Purchase Price. The Investors shall at the Closing pay the Purchase Price upon delivery by the Company of a certificate representing the Shares.


                                   ARTICLE VII
                      POST-CLOSING COVENANTS OF THE COMPANY

         With a view to making available to the Investors the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration, the Company agrees to use best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act.

                               Page 26 of 41 pages

                                  ARTICLE VIII
                               REGISTRATION RIGHTS

         8.1  Registration  Rights.  As  soon  after  Closing  as is  reasonably practicable, the Company will use its best efforts to file a registration statement on Form S-3 (or any successor to Form S-3) (or other appropriate registration statement) with the SEC and such applications or other filings as required under applicable state securities or blue sky laws sufficient to permit the public offering of the Shares to be made on a continuous basis pursuant to Rule 415 under the 1933 Act, and shall use its best efforts to cause such registration statement to be declared effective so that the Shares will be registered for the offering on such Form. Notwithstanding the foregoing, the Company shall not be obligated to effect a registration (i) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance unless the Company is already subject to service in such jurisdiction and except as may be required by the 1933 Act; or (ii) if the Company shall furnish to the Investors a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company the filing of a registration statement would require the disclosure of material information that the Company has a bona fide business purpose for preserving as confidential and that is not then otherwise required to be disclosed, then the Company's obligation to use its best efforts to file a registration statement shall be deferred for a period not to exceed 180 days from the date of such notice.

         8.2 Registration Procedures and Expenses. As provided in Section 8.1 hereof, the Company shall, as expeditiously as is reasonably practicable, do each of the following:

                  (a) prepare and file with the SEC a registration statement with respect to the Shares and, subject to the limitations under Section 8.1 hereof, use its best efforts to cause such registration statement to become effective and remain effective for two years as provided herein;

                  (b) cooperate with the Investors and any underwriter who shall sell the Shares in connection with their review of the Company made in connection with such registration;

                  (c) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective until the earlier to occur of the sale of all of the Shares by the Investors or the second anniversary of the effectiveness of the registration statement, and to comply with the provisions of the 1933 Act and the 1934 Act, with respect to the disposition of all the Shares covered by such registration statement for such period;

                  (d) furnish to the Investors such number of copies of the prospectus forming a part of such registration statement (including each preliminary prospectus), in conformity with the requirements of the 1933 Act, and such other documents as the Investors may reasonably request in order to facilitate the disposition of the Shares; and

                  (e) notify the Investors, at any time when a prospectus relating to the Shares is required to be delivered under the 1933 Act, of the happening of any event as a result of which the prospectus forming a part of such registration statement, as then in effect, includes an untrue

                               Page 27 of 41 pages
statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, prepare and furnish to the Investor a reasonable number of copies of any supplement to or any amendment of such prospectus that may be necessary so that, as thereafter delivered to the purchasers of the Shares, such prospectus shall not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

         8.3 Agreement by each Investor. In the event that each Investor participates, pursuant to this Article 8, in the offering of the Shares, such Investor shall:

                  (a) furnish the Company all material information reasonably requested by the Company concerning the Investor and the proposed method of sale or other disposition of the Shares and such other information and undertakings as shall be reasonably required in connection with the preparation and filing of the registration statement covering the Shares in order to ensure full compliance with the 1933 Act and the rules and regulations of the SEC thereunder;

                  (b) cooperate in good faith with the Company and its underwriters, if any, in connection with such registration, including placing the Shares in escrow or custody to facilitate the sale and distribution thereof, provided that such escrow or custody arrangement shall be no more restrictive upon the Investors than upon any other holder of stock of the Company for the benefit of whom such registration is undertaken; and

                  (c) make no further sales or other dispositions, or offers therefor, of the Shares under such registration statement if, during the effectiveness of such registration statement, an intervening event should occur which, in the opinion of counsel to the Company, makes the prospectus included in such registration statement no longer comply with the 1933 Act, so long as written notice containing the facts and legal conclusions relied upon by the Company in this regard has been received by each Investor from the Company, until such time as each Investor has received from the Company copies of a new, amended or supplemented prospectus complying with the 1933 Act, which prospectus shall be delivered to the Investors by the Company as soon as practicable after such notice.

         8.4 Allocation of Expenses. The Company shall pay the costs and expenses in connection therewith, other than the attorneys' fees of the Investors; provided, however, that the Investors shall pay all underwriting discounts, selling commissions and stock transfer taxes attributable to the Shares under such registration statement.

         8.5  Indemnification.

              (a) Upon the registration of any of the Shares under the 1933 Act pursuant to Article 8 hereof, each of the Investors registering such shares, severally and not jointly, shall indemnify and hold harmless the Company, each director and officer of the Company, each underwriter and any person who controls the Company or such underwriter within the meaning of Section 5 of the 1933 Act, and the Company's accountants and legal counsel, against all

                               Page 28 of 41 pages
expenses, claims, losses, damages and liabilities (or actions or proceedings in respect thereof) including any of the foregoing incurred in settlement of any commenced or threatened litigation, arising out of or based upon any untrue statement (or alleged untrue statement) of any material fact, or omission (or alleged omission) of any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading contained in any such registration statement, preliminary prospectus or final prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration qualification or compliance, if such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company or its underwriter by or on behalf of such Investor specifically for use therein.

                  (b) The Company will indemnify each Investor, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 5 of the 1933 Act, against all expenses, claims, losses, damages and liabilities (or actions or proceedings in respect thereof), including any of the foregoing incurred in settlement of any commenced or threatened litigation, arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereof, incident to any such registration, qualification or compliance, or arising out of or based upon any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, provided that the Company will not be liable to indemnify such Investor(s) or a underwriter in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of a Investor or a underwriter specifically for use therein.

                  (c) Each party entitled to indemnification  under this Section
8.5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld). Without limiting the generality of the foregoing, the Indemnified Party may withhold its consent to any such counsel who also acts as counsel to the Indemnifying Party (with respect to such claim or otherwise) if the Indemnified Party reasonably believes that there exists a conflict of interest between the Indemnified Party and the Indemnifying Party, with respect to such claim or litigation. In such event, the Indemnifying Party shall bear the expense of another counsel who shall represent the Indemnified Party and any other persons or entities who have indemnification rights from the Indemnifying Party hereunder, with respect to such claim or litigation, and shall be selected as provided in the first sentence of this Section 8.5(c). The Indemnified Party may participate in such defense at such party's expense (except to the extent that the Indemnifying Party is required to pay the expense of such counsel pursuant to this Section 8.5(c), and provided further that the failure of any Indemnified Party to give notice as provided herein shall not

                               Page 29 of 41 pages
relieve the Indemnifying Party of its obligations under this Agreement, unless such failure causes material harm to the Indemnifying Party's defense such claim or litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation.

                  (d) If the indemnification provided for in this Section 8.5(d) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by or on behalf of the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

                               Page 30 of 41 pages

                                   ARTICLE IX
                                  MISCELLANEOUS

         9.1 Entire Agreement. This Agreement (together with any attachments or exhibits including, without limitation, the Registration Rights Agreement) constitutes the entire agreement between the Company and the Investors relating to the subject matter hereof, and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein.

         9.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Except as expressly provided in this Agreement and the Registration Rights Agreement, nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         9.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without application of the choice of laws provisions of such laws.

         9.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         9.5 Headings. The headings used in this Agreement are for convenience and shall not by themselves be considered in construing or interpreting this Agreement.

         9.6 Notices. Any notice required or permitted hereunder shall be given in writing and shall be conclusively deemed effectively given upon either (a) personal delivery; (b) one day after facsimile transmission to the facsimile number indicated below and evidenced by a written record of completed transmission to such number; or (c) five days after deposit in the United States mail, by registered or certified mail, postage prepaid, addressed to the following address, or to such other address as the party may designate by ten
(10) days' advance written notice to the other party:

         If to the Investors:

             At the address on the Company's stock ledger, or such other address as may be provided by such Investor;

                               Page 31 of 41 pages

         If to the Company:

                  ILEX Oncology, Inc.
                  11550 I.H. 10 West, Suite 100
                  San Antonio, Texas 78230
                  Attn:  President
                  Facsimile No: (210) 949-8227

         9.7 Survival of Warranties. The warranties, representations and covenants of the parties contained in or made pursuant to this Agreement shall survive the execution and deliver of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof by or on behalf of the Investors; provided, however, that such representations and warranties need only be accurate as of the date of such execution and delivery and as of the Closing.

         9.8 Finder's Fees. Each party agrees to indemnify and hold harmless the other party from and against any liability for any commission or compensation in the nature of investment banking or finder's fees in connection with the transactions contemplated by this Agreement (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party or any of its officers, employees or representatives is responsible.

         9.9 Expenses. On the Closing Date, the Company will pay the reasonable legal fees and expenses of the Investors up to $20,000, in connection with the negotiation, execution, delivery and performance of this Agreement.

         9.10 Amendments and Waivers. Except as expressly provided in this Agreement, any provision of this Agreement may be amended only by the mutual written agreement of the parties and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only in a written document executed by the waiving party.

         9.11 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

         9.12 Regulatory Matters. Each Investor agrees to cooperate with the Company in all reasonable respects in complying with the terms and provisions of the Small Business Sideletter, provided that no Investor shall be required under this Section 9.12 to take any action that would adversely affect in any material respect such Investor's rights under this Agreement or as a stockholder of the Company.

                               Page 32 of 41 pages

         IN WITNESS WHEREOF the parties have executed this Agreement effective as of the day and year first above written.

                                   ILEX ONCOLOGY, INC.



                                   By:__________________________________________
                                            Richard L. Love
                                            President


                                   INVESTORS:

                                   ALTA BIOPHARMA PARTNERS, L.P.
                                   By: Alta BioPharma Management, LLC



                                   By:__________________________________________
                                                     Managing Partner

                                   ILEX CHASE PARTNERS (ALTA BIO), LLC
                                   By: Alta/Chase BioPharma Management, LLC



                                   By:__________________________________________
                                                     Member

                                   ALTA EMBARCADERO
                                     BIOPHARMA PARTNERS, LLC



                                   By:__________________________________________
                                            Member


                               Page 33 of 41 pages

                                   CHASE VENTURE CAPITAL ASSOCIATES, L.P.

                                   By: ______________________________



                                   By:__________________________________________
                                            Managing Partner


                               Page 34 of 41 pages

                                 ______________________________________________
                                  B. J. McCombs

                          ADVENT HEALTH CARE AND LIFE
                           SCIENCES II LIMITED PARTNERSHIP

                          By: Advent International Limited Partnership,
                                   General Partner
                          By: Advent International Corporation,
                                   General Partner


                                  By:___________________________________________
                                           Vice President/Senior
                                             Vice President


                          ADVENT HEALTH CARE AND LIFE
                           SCIENCES II BETEILIGUNG GMBH & CO. KG

                          By: Advent Health Care and Life Sciences II
                                   Verwaltungs GmbH, General Partner
                          By: Advent International Limited Partnership,
                                   Managing General Partner
                          By: Advent International Corporation, General Partner


                                  By: __________________________________________
                                           Vice President/Senior
                                             Vice President


                          ADVENT PARTNERS HLS II LIMITED PARTNERSHIP

                          By: Advent International Corporation, General Partner


                                  By:___________________________________________
                                           Vice President/Senior
                                             Vice President


                                         Page 35 of 41 pages

                          ADVENT PARTNERS LIMITED PARTNERSHIP

                          By: Advent International Corporation, General Partner


                                   By:__________________________________________
                                            Vice President/Senior
                                              Vice President


                               Page 36 of 41 pages

                                   SCHEDULE A

                              SCHEDULE OF INVESTORS
-----------------------------------------------------------------------------------------------

                                                                                    Aggregate
                                                          Number of Shares          Purchase
            Name and Address                               to be Purchased          Price ($)
-----------------------------------------------------------------------------------------------
Alta BioPharma Partners, L.P.                                     742,547           $6,215,859
-----------------------------------------------------------------------------------------------

Alta Embarcadero BioPharma, LLC                                    27,988             $234,288
-----------------------------------------------------------------------------------------------

ILEX Chase Partners (Alta Bio), LLC                               424,065           $3,549,852
-----------------------------------------------------------------------------------------------

Chase Venture Capital Associates, L.P.                            238,920           $2,000,000
-----------------------------------------------------------------------------------------------

B. J. McCombs                                                     119,460           $1,000,000
-----------------------------------------------------------------------------------------------

Advent Health Care and Life Sciences II Limited
Partnership                                                       757,974           $6,345,000
-----------------------------------------------------------------------------------------------

Advent  Health Care and Life  Sciences II
Beteiligung  GmbH & Co. KG                                         58,894             $493,000
-----------------------------------------------------------------------------------------------

Advent Partners HLS II Limited Partnership                         16,844             $141,000
-----------------------------------------------------------------------------------------------

Advent Partners Limited Partnership                                 2,509              $21,000
                                                                    -----               ------
-----------------------------------------------------------------------------------------------

         TOTAL                                                  2,389,201          $20,000,000
                                                                =========          ===========
-----------------------------------------------------------------------------------------------


                               Page 37 of 41 pages

                               Disclosure Schedule
                                       to
                            Stock Purchase Agreement
                                      among
                          the Company and the Investors
--------------------------------------------------------------------------------

                                  Section 2.9
                                 Certain Changes

On May 26, 1999 the Board of Directors of ILEX approved a write-off of up to $20 million in largely non-cash value of investments in affiliates and certain other non-productive assets and commitments in the CRO business.


                                  Section 2.11
                               Registration Rights

Registration Rights Agreement dated July 16, 1999, among ILEX Oncology, Inc. and Shareholders of Convergence Pharmaceuticals, Inc.

Registration Rights Agreement dated January 22, 1999, among ILEX Oncology, Inc. and Eli Lilly and Company.

Registration Rights Agreement dated as of July 9, 1997, among ILEX Oncology, Inc. and PRN Research, Inc.

Fourth Amended and Restated  Registration  Rights  Agreement  dated December 11,
1996.

                               Page 38 of 41 pages

                                LETTER AGREEMENT



Alta BioPharma
One Embarcadero, Suite 4050
San Francisco, California 94111


         In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, dated as of the __ day of July, 1999, by and between the undersigned, ILEX Oncology, Inc., a Delaware corporation (the "Undersigned")

                                Management Rights

1. Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management will meet with Investor regularly during each year at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

2. Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company's financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

3 If Investor is not represented on the Company's Board of Directors, the Company shall invite a representative of the Investor to attend all meetings of its Board of Directors in a nonvoting observer capacity, and in this respect shall give such representative copies of all notices, minutes, consents and other material that it provides to its directors; provided, however, that the Company reserves the right to exclude such representative from access to any material or meeting or portion thereof if the company believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information or for other similar reasons. Such representative may participate in discussions of matters brought to the Board.

    Investor agrees, and any representative of the Investor will agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights. The rights described herein shall terminate upon the date that Alta BioPharma Partners, L.P. no longer owns 50% (fifty percent) of the shares of ILEX Common Stock it is purchasing pursuant to the Stock Purchase Agreement to which this letter agreement is being entered into.

    Investor will not purchase or sell the Company's stock while in possession of material information that has not been publicly disseminated.


                               Page 39 of 41 pages

    The rights described herein are nonassignable.

    The investor, Alta BioPharma Partners, L.P., requires that the Company be in compliance with the terms of the Investments Relating To Certain Countries, the Indemnification of Alta BioPharma Partners, L.P. and the Indemnified Parties, and the SuperFund requirements of CERCLA (Comprehensive Environmental Response Compensation and Liability Act):

INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES
     The Company has not participated and is not participating in, an anti-Israeli boycott within the scope of chapter 7 of Part 2 of Division 4 of Title 2 of the California Government Code as in effect from time to time.

INDEMNIFICATION
     The Company will use its reasonable efforts to limit the liability, to the fullest extent permissible under the governing law of such company's state of incorporation, of any director representing Alta BioPharma Partners, L.P. and each of his or her affiliated parties.

CERCLA
SUPERFUND REQUIREMENTS
1 The Company has not caused or allowed, nor has the Company contracted with any party for, the generation, use, transportation, treatment, storage or disposal of any Hazardous Substances (as defined below), other than in accordance with the Environmental Laws, in connection with the operations of its business or otherwise.

2. The Company, the operations of its business, and any real property that the Company owns, leases, or otherwise occupies or uses (the "Premises") are in compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances.

3. The Company has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceedings, claims or lawsuits, from any person, entity or governmental authority arising out of the ownership or occupation of the Premises, or the conduct of its operations, nor is it aware of any basis thereof.

4. The Company has obtained and is maintaining in full force and effect all necessary permits, licenses and approvals required by any Environmental Laws applicable to the Premises and the business operations conducted thereon (including operations conducted by tenants on the Premises) and is in compliance with all such permits, licenses and approvals.

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ALTA BIOPHARMA PARTNERS


5. The Company has not caused, or allowed a release, or a threat of release, of any Hazardous Substance unto, nor to the best of the Company's knowledge has the Premises or any property at or near the Premises ever been subject to a release, or a threat of a release, of any Hazardous Substance.

The term, "Environmental Laws" shall mean any federal, state or local law, ordinance or regulation pertaining to the protection of human health or the environment including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq., Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq.

     The term, "Hazardous Substance" includes oil and petroleum products, asbestos, polychlorinated biphenyls and urea formaldehyde, and any other materials classified as hazardous or toxic under any Environmental Laws.

           1. QUALIFIED SMALL BUSINESS

The Company represents and warrants to the Investor that, to the best of its knowledge, the Company is a "qualified small business" within the meaning of
Section 1202(d) of the Internal Revenue Code of 1986, as amended (the "Code"), as of the date hereof, the shares being acquired by Investor should qualify as "qualified small business stock" as defined in Section 1202(c) of the Code as of the date hereof. The Company further represents and warrants that, as of the date hereof, it meets the "active business requirement" of Section 1202(d) of the Code, and it as made no "significant redemptions" within the meaning of
Section 1202(c)(3)(B) of the Code. The Company will use reasonable efforts to comply with the reporting and recordkeeping requirements of Section 1202 of the Code, any regulations promulgated thereunder and any similar state laws and regulations. The Company further agrees not to repurchase any stock of the Company if such repurchase would cause the shares being acquired by Investor not to so qualify as a "qualified small business stock" unless the Board of Directors determines that such repurchase is in the best interests of the Company.

     I ACKNOWLEDGE AND AGREE TO THE TERMS OF THIS DOCUMENT IN REGARDS TO THE ALTA BIOPHARMA PARTNERS L.P. MANAGEMENT RIGHTS, INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES, INDEMNIFICATION AND THE CERCLA REQUIREMENTS.


DATE: ________________________                    By: __________________________

                                                  Title: _______________________

                               Page 41 of 41 pages